U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                              CLUBCHARLIE.COM, INC.
             (Exact name of registrant as specified in its charter)


NEVADA                                                                88-0380343
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


10717 Wilshire Boulevard, Suite 1104, Los Angeles, California              90024
(Address of registrant's principal executive offices)                 (Zip Code)


                                  877.882.5822
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:



     Title of Each Class                    Name of Each Exchange on which
     to be so Registered:                   Each Class is to be Registered:

             None                                   Not Applicable

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.001
(Title of Class)


                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010


                                   Page 1 of 6
                      Exhibit Index is specified on Page 5

                             ClubCharlie.com, Inc.,
                              a Nevada corporation

                     Index to Amendment No. 1 to Form 10-SB


Item Number and Caption                                                                  Page
-----------------------                                                                  ----


PART I

7.   Certain Relationships and Related Party Transactions                                 3

PART II

1.   Market Price of and Dividends on the Registrant's Common Equity and Related
     Stockholder Matters                                                                  3

2.   Legal Proceedings                                                                    4

3.   Changes in and Disagreements with Accountants                                        4


PART F/S

     Financial Statements                                                          F-1 through F-14

PART III

     Signatures                                                                           6

                                     PART I

Item 7. Certain Relationships and Related Transactions.

Transactions with Promoters. There were no transactions with promoters.

Related Party Transactions. On or about July 13, 1999, the Company and Charlie Chance Productions, a Canadian corporation ("Charlie Chance") entered into an Original Screenplay Acquisition Agreement ("Agreement"). According to the terms of the Agreement, the Company purchased from Charlie Chance all rights, title and interest in all properties, interests, rights and claims to the original story plot entitled "The Misadventures of Charlie Chance". In exchange, the Company agreed to execute a promissory note in favor of Charlie Chance in the amount of One Hundred Fifty Thousand Dollars ($150,000.00). The promissory note includes a repayment term of six (6) months and bore no interest. The Company also agreed to execute a royalty agreement whereby Charlie Chance would be entitled to ten percent (10%) of the net profits (defined more particularly in the Agreement, attached as Exhibit 10.1 to Form 10-SB filed on December 13,
1999). Zee Batal, an officer and a director of the Company, is the sole officer, sole director and sole shareholder of Charlie Chance. The Company's valuation of $150,000.00 for the screenplay rights to "The Misadventures of Charlie Chance" was subjective in nature and based upon the negotiations with Charlie Chance, which is typical for literary properties. The Company has not yet incurred any costs that should be charged to production overhead, as defined in paragraph 17 of SFAS No. 53, and therefore, no such expenses appear on the Company's financial statements. The Company anticipates that any costs incurred will be charged to production overhead if the property is held for three (3) years and is not set for production. Accordingly, once the costs are charged off by the Company, the costs will not be reinstated if the property is set for production.

The Company did not pay the $150,000.00 when it was due on January 13, 2000, but rather negotiated a six month extension of the due date. The Company is conducting a private placement pursuant to Section 4(2) of the Securities Act of 1933 ("Act") and Rule 506 of Regulation D promulgated pursuant to that Act to pay the $150,000.00. The date of the private offering is January 5, 2000 and, as of January 28, 2000, no shares have been purchased pursuant to the offering.

Affiliates  of  director   Thomas   Stringham  have  provided   certain  website
construction services to the Company which are currently the subject of a dispute. See "Legal Proceedings".

Employment Contracts. The Company has entered into employment contracts with Glenn Chilton and Zee Batal. In his capacity as President of the Company, Mr. Chilton receives $150,000 a year from the Company. In his capacity as Vice President of Sales and Marketing, Zee Batal receives $150,000 a year from the Company.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

The Company participated in the OTC Bulletin Board, an electronic quotation medium for securities traded outside of the Nasdaq Stock Market, under the trading symbol "CLUC". The Company's common stock has closed at a low of $1/32 and a high of $2 7/16 for the 52-week period ending January 20, 2000. As of January 21, 2000, the Company failed to comply with eligibility requirements specified in Rule 6530 and therefore should have been delisted from the OTC Bulletin Board on January 21, 2000. However, although the Company has notified the OTC Bulletin Board Compliance Unit of its failure to so comply, the Company has not yet been delisted. The Company anticipates that it will participate on the National Quotation Bureau's Pink Sheets, an electronic quotation medium for securities traded outside of the Nasdaq Stock Market, under the trading symbol "CLUC" until Amendment No.1 to the Company's Registration Statement on Form 10-SB has cleared comments with the Securities and Exchange Commission.

As of January 28, 2000, there were no warrants to purchase common stock outstanding. There have been no cash dividends declared on the Company's common stock since the Company's inception. The Company has not yet adopted any policy regarding payment of dividends.

Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item 2. Legal Proceedings.

The Company is not aware of any pending litigation nor does it have any reason to believe that any such litigation exists, except as follows:

On or about December 8, 1999, corporate counsel for the Company received a demand letter from Paterson & Associates, Barristers and Solicitors located in Vancouver, British Columbia. The demand letter requested immediate payment of outstanding invoices for services provided to the Company by Thomas Stringham, Hot Tomali Communications ("HTC"), and others. As specified above, Mr. Stringham is a director of the company and is also the president and founder of HTC, which provides Internet marketing and website construction services. Mr. Stringham and HTC are demanding payment of approximately $38,000CDN (approximately $25,850US) and are also demanding the Company provide them with various stock options to purchase Company stock. In late December, 1999 the Company believed it had settled this matter by the payment of $13,154.33 (U.S. Dollars) and the proposed issuance of 38,000 options. However, certain disputes have arisen regarding the performance by HTC, Stringham and others of all the terms and conditions specified in the settlement agreement, and various significant issues remain in dispute. In the event a final settlement in this matter is not reached, HTC may take the Company's website offline, withhold certain copyrighted material, and file suit in a Canadian court. Moreover, the Company intends to rigorously prosecute its own action for breach of settlement agreement if the matters in dispute are not resolved.

Item 3. Changes in and Disagreements with Accountants.

In August, 1999, the Company's former accountant, the firm of Barry L. Friedman, P.C. ("Friedman") was dismissed. Friedman's reports on the financial statements for either of the past two (2) years did not contain an adverse opinion or disclaimer of opinion and the reports were not modified as to uncertainty, audit scope or accounting principals. The decision to change accountants was recommended and approved by the Board of Directors and did not result from any disagreement regarding the Company's policies or procedures. There have been no disagreements with the Company's accountants since the formation of the Company. In August, 1999, a new accountant, Strabala, Ramirez & Associates, Inc. was engaged as the principal accountant to audit the Company's financial statements.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Amendment No.1 to Form 10-SB.

(a)  Index to Financial Statements.                                      Page

1    Unaudited Balance Sheet for Period Ended September 30, 1999         F-1

2    Unaudited Statement of Operations for Period Ended
     September 30, 1999                                                  F-2

3    Unaudited Statement of Changes in Shareholder's Equity for
     the Period Ended September 30, 1999                                 F-3

4    Unaudited Statement of Cash Flows for the Period Ended
     September 30, 1999                                                  F-4

5    Notes to Financial Statements                                       F-5 through F-6

6    Independent Auditor's Report                                        F-7

7    Audited Balance Sheets
     as at December 31, 1997 and 1998                                    F-8 through F-9
8    Audited Statement of Statement of Operations
     for Periods Ended December 31, 1997 and 1998                        F-10

9    Audited Statements of Stockholders'
     Equity for Period Ended December 31, 1997 and 1998                  F-11

10   Audited Statements of Cash Flows
     for Period Ended December 31, 1997 and 1998                         F-12

11   Notes to Financial Statements                                       F-13 through F-14


                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, ClubCharlie.com, Inc., has duly caused this Registration Statement on Amendment No. 1 to Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on January 31, 2000.

                                               ClubCharlie.com, Inc.,
                                               a Nevada corporation


                                               By:      /s/
                                                        ------------------
                                                        Glenn Chilton
                                               Its:     President

                              CLUBCHARLIE.COM, INC.
                        (FORMERLY LOTUS ENTERPRISE, INC.)
                          (A Development Stage Company)

                              Financial Statements

                          As of and for the years ended
                           September 30, 1998 and 1999

TABLE OF CONTENTS

                                                                         Page

INDEPENDENT ACCOUNTANTS REPORT ............................................1

BALANCE SHEET .............................................................2

STATEMENT OF OPERATIONS ...................................................3

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY ..............................4

STATEMENT OF CASH FLOWS ...................................................5

NOTES TO FINANCIAL STATAEMENTS ..........................................6-7

                             CLUBCHARLLIE.COM, INC.
                       (FORMERLY LOTUS ENTERPRISES, INC.)
                           A Development Stage Company


                                  BALANCE SHEET

                                                                    9/30/98      9/30/99
                                                                   ---------    ---------
Assets
     Cash                                                          $       0    $       7

     Screenplay rights, at cost                                            0      150,000

     Organization costs                                                1,860        1,860
     Accumulated amortization                                         (1,860)      (1,860)
                                                                   ---------    ---------
                                                                           0            0

                                                                   ---------    ---------
         Total Assets                                              $       0    $ 150,007
                                                                   =========    =========


Liabilities and Shareholders' Equity
     Accounts payable                                              $   1,550    $  70,043
     Amounts due officers and directors                                    0       34,008
                                                                   ---------    ---------
                                                                       1,550      104,051

     Related party acquisition loan for screenplay                         0      150,000

     Common stock                                                      1,860        3,860
         ($.001 par value; 50,000,000 shares
         authorized; 1,860,000 and 3,860,000 shares
         issued and outstanding at September 30,
         1998 and 1999, respectively.)
     Accumulated deficit                                              (3,410)    (107,904)
                                                                   ---------    ---------
                                                                      (1,550)    (104,044)

                                                                   ---------    ---------
         Total Liabilities and Shareholders' Equity                $       0    $ 150,007
                                                                   =========    =========


        The accompanying notes are an integral part of these statements.

                             CLUBCHARLLIE.COM, INC.
                       (FORMERLY LOTUS ENTERPRISES, INC.)
                           A Development Stage Company


                             STATEMENT OF OPERATIONS



                                                                     Inception
                                           9 months ended            (1/6/93)
                                      --------------------------      through
                                        9/30/98       9/30/99         9/30/99
                                      -----------    -----------    -----------

Revenue                               $         0    $         0    $         0

Expenses
     Salaries                         $         0    $    52,000    $    52,000
     Marketing                                  0         21,846         21,846
     Research and development                   0         13,992         13,992
     Legal                                      0          5,812          5,812
     General and administrative             1,100         10,844         14,254
                                      -----------    -----------    -----------
                                            1,100        104,494        107,904

                                      -----------    -----------    -----------
Net loss                              $    (1,100)   $  (104,494)   $  (107,904)
                                      ===========    ===========    ===========

Weighted average shares outstanding     1,860,000      3,090,769      1,977,827

Earnings per share                    $     (0.00)   $     (0.03)   $     (0.05)





        The accompanying notes are an integral part of these statements.

                             CLUBCHARLLIE.COM, INC.
                       (FORMERLY LOTUS ENTERPRISES, INC.)
                           A Development Stage Company


                  STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                                                                Common Stock                 Accumulated       Shareholders'
                                                           Shares           Amount           Deficit            Equity
                                                        -----------       ----------        ----------        -----------
Balance, December 31, 1997                               1,860,000        $    1,860        $   (2,310)       $     (450)
     Net loss                                                                                   (1,100)           (1,100)
                                                        ----------        ----------        ----------        ----------

Balance, September 30, 1998                              1,860,000        $    1,860        $   (3,410)       $   (1,550)
     Net loss                                                                                        0                 0
                                                        ----------        ----------        ----------        ----------

Balance, December 31, 1998                               1,860,000        $    1,860        $   (3,410)       $   (1,550)
     Shares issued to officers 4/16/99 for services      2,000,000             2,000                               2,000
     Net loss                                                                                 (104,494)         (104,494)
                                                        ----------        ----------        ----------        ----------

Balance, September 30, 1999                              3,860,000        $    3,860        $ (107,904)       $ (104,044)
                                                        ==========        ==========        ==========        ==========


        The accompanying notes are an integral part of these statements.

                             CLUBCHARLLIE.COM, INC.
                       (FORMERLY LOTUS ENTERPRISES, INC.)
                           A Development Stage Company


                             STATEMENT OF CASH FLOWS

                                                                                                 Inception
                                                                9 months ended                    (1/6/93)
                                                         -----------------------------            through
                                                          9/30/98             9/30/99             9/30/99
                                                         ---------           ---------           ---------
Cash flows from operating activities -
     Net loss                                            $  (1,100)          $(104,494)          $(107,904)
         Adjustments to reconcile net loss to cash
         used in operating activities -
            Amortization                                                                             1,860
            Common stock issued for services                                     2,000               3,860

         Changes in assets and liabilities -
            Organization costs                                                                      (1,860)
            Increase in payables                             1,100             102,501             104,051
                                                         ---------           ---------           ---------
Cash provided by operating activities                            0                   7                   7

Cash flows from investing activities -
     Acquisition of screenplay rights                            0            (150,000)           (150,000)
                                                         ---------           ---------           ---------
Cash used in investing activities                                0            (150,000)           (150,000)

Cash flows from financing activities -
     Loan to acquire screenplay rights                           0             150,000             150,000
                                                         ---------           ---------           ---------
Cash provided by financing activities                            0             150,000             150,000

     Net increase in cash                                $       0           $       7           $       7
     Cash, beginning of the period                               0                   0                   0
                                                         ---------           ---------           ---------

     Cash, end of the period                             $       0           $       7           $       7
                                                         =========           =========           =========


Supplemental information: No amounts were paid for interest or taxes during the periods.

        The accompanying notes are an integral part of these statements.

                              Clubcharlie.com, Inc.
                       (Formerly Lotus enterprises, Inc.)
                          (A Development Stage Company)

         As of and for the Nine Months ended September 30, 1998 and 1999


1.   HISTORY AND OPERATIONS OF THE COMPANY

History. The Company was organized January 6, 1993, under the laws of the State of Nevada, as Lotus Enterprises, Inc. On February 1, 1993, the Company issued 18,600 shares of its no par value common stock for $1,860.00. On December 17, 1997, the State of Nevada approved the restated Articles of Incorporation, which changed the no par value common shares to a par value of $.001. The Company increased its authorized capitalization to 25,000,000 common shares. Additionally, the Company approved a forward stock split on the basis of 100:1 thus increasing the outstanding common stock from 18,600 shares to 1,860,000 shares. On April 6, 1999, the State of Nevada approved the restated Articles of Incorporation, which increased its authorized capitalization to 50,000,000 common shares. The Company changed its name to Clubcharlie.com, Inc. On April 16, 1999, the Company issued 2,000,000 shares of its common stock to the three board members for services valued at $2,000.

Operations. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage Company. However, the Company owns screenplay rights to "The Misadventures of Charlie Chance" which is in pre-production (that is, they are identifying the players who will direct star and in the movie.)


2.   ACCOUNTING POLICIES AND PROCEDURES

Accounting policies and procedures have not been determined except as follows:

o    The Company uses the accrual method of accounting.

o Earnings per share are computed using the weighted average number of shares of common stock outstanding. There are no common stock equivalents, thus, basic and diluted EPS are equal.

o Organization costs of $1,860 were amortized over a 60 month period commencing January 6, 1993 to January 5, 1998.

o Research and development costs incurred to establish and maintain the Company's web site are expensed as incurred.

o Deferred tax assets have not been recognized due to the uncertainty of the Company's ability to recognize the benefit in the future.


3.   GOING CONCERN

The Companys financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has generated no revenues. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. Management intends to seek additional financing through a private placement offering in early 2000.

                             CLUBCHARLLIE.COM, INC.
                       (FORMERLY LOTUS ENTERPRISES, INC.)
                          (A Development Stage Company)

         As of and for the Nine Months ended September 30, 1998 and 1999


4.   SCREENPLAY RIGHTS AND OBLIGATIONS

On July 13, 1999, the Company acquired the rights to the screenplay "The Misadventures of Charlie Chance" from Charlie Chance Productions, a related party, for a $150,000 note and royalties of 10% of net profits collected. Net profits are defined as gross receipts collected reduced by direct production services, general studio overhead, distribution fees and distribution expenses. The note, due January 13, 2000, is non-interest bearing. No interest has been imputed as the note is between related parties, and is due in less than one year.

As required by Paragraph 17 of SFAS No. 53, the cost incurred to acquire the screenplay was capitalized, (for cost incurred by the Company, please see the 1999 Acquisition Agreement which indicates that the Company paid $150,000 by signing a promissory note. ) As the screenplay was acquired in 1999, the Company has held the property for less than three years, and because management still expects production to occur, the Company has appropriately not charged screenplay costs to overhead production during the current period.

5.   RELATED PARTY TRANSACTIONS

Rent. The officers of the Company currently work out of their own offices and do not allocate any charges to the Company.

Research and Development. A director provides research and development services to the Company, developing and maintaining the Company's web site. In the period ended September 30, 1999, the Company paid approximately $4,000 for these services. An additional $10,000 has been accrued. See Note 6 for further discussion.

Screenplay acquisition. The Company acquired screenplay rights from Charlie Chance Productions, a Canadian corporation, as discussed in Note 4. The screenplay, written by Zee Batal, a director and officer of the Company, owns Charlie Chance Productions. The non-interest bearing $150,000 acquisition loan between the Company and Charlie Chance Productions will be repaid from proceeds raised in the private placement offering discussed in Note 3.

6.   COMMITMENTS AND CONTINGENCIES

Employment Contracts. In August 1999, the Company executed employment contracts for two officers providing management and marketing services and overseeing the establishment of the Company's operations. Each contract is for a five year term with each officer earning $150,000 per year. The contract includes an additional $600 monthly to each officer for a car allowance, permits annual increases and is renewable. If the contract is terminated "without cause," the Company is required to pay one year severance. As of September 30, 1999, expenses of $52,000 were recorded of which approximately $24,000 remains due to the officers.

Research and Development. In September 1999, the Company entered into a verbal arrangement with a director who is developing and maintaining the Company's web site whereby the director will provide such services until September 2000 in exchange for 100,000 shares of stock. None of the shares have been issued to date. However, $10,000 has been accrued as discussed in Note 5.

Film Production and Distribution. The Company intends to produce and distribute the movie "The Misadventures of Charlie Chance." While the Company has not entered into any talent, production or distribution contracts, the Company intends to do so; these costs are not yet determinable.

                             LOTUS ENTERPRISES INC.
                         (A DEVELOPMENT STAGE COMPANY)


                              FINANCIAL STATEMENTS
                               December 31, 1998
                               December 31, 1997
                               December 31, 1996

                               TABLE OF CONTENTS

                                                                         Page

INDEPENDENT ACCOUNTANTS REPORT ............................................1

ASSETS.....................................................................2

LIABILITIES AND STOCKHOLDERS' EQUITY.......................................3

STATEMENT OF OPERATIONS  ..................................................4

STATEMENT OF STOCKHOLDERS' EQUITY..........................................5

STATEMENT OF CASH FLOWS ...................................................6

NOTES TO FINANCIAL STATAEMENTS ............................................7

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                                  May 19, 1999
Lotus Enterprises, Inc.
Las Vegas, Nevada


     I have audited the accompanying Balance Sheets of Lotus Enterprises, Inc. (A Development Stage Company), as of December 31, 1998, December 31, 1997, and December 31, 1996, and the related statements of operations, stockholders' equity and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lotus Enterprises, Inc. (A Development Stage Company), as of December 31, 1998, December 31, 1997, and December 31, 1996, and the results of its operations and cash flows for the three years ended December 31, 1998, December 31, 1997, and December 31, 1996, in conformity with generally accepted accounting principles.

     The accompanying financial statements have teen prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Barry L. Friedman                                               May 19, 1999
----------------------------
Barry L. Friedman
Certified Public Accountant`S

                             LOTUS ENTERPRISES, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET


                                     ASSETS


                                              December   December   December
                                              31, 1998   31, 1997   31, 1996
                                              --------   --------   --------

CURRENT ASSETS:                                 $  0       $  0       $  0
                                                ----       ----       ----
    TOTAL CURRENT ASSETS                        $  0       $  0       $  0
                                                ----       ----       ----

        OTHER ASSETS:
          Organization Costs (Net)              $  0       $  0       $372
                                                ----       ----       ----
            TOTAL OTHER ASSETS                  $  0       $  0       $372
                                                ----       ----       ----
            TOTAL ASSETS                        $  0       $  0       $372
                                                ====       ====       ====


          See accompanying notes to financial statements & audit report

                             LOTUS ENTERPRISES, INC.
                          (A Development Stage Company)


                                  BALANCE SHEET


                      LIABILITIES All STOCKHOLDERS' EQUITY


                                          December    December    December
                                          31, 1998    31, 1997    31, 1996

CURRENT LIABILITIES
Accounts Payable                           $1,550      $  450      $    0
                                           ------      ------      ------
       TOTAL CURRENT LIABILITIES           $1,550      $  450      $    0
                                           ------      ------      ------

STOCKHOLDERS' EQUITY: (Note 1)

     Common  stock, no par value,
     authorized 25,000 shares,
     issued  and outstanding at
     December 31, 1996-18,600 shs                                  $1,860

     Common stock, $.001 par value,
     authorized 25,000,000  shares,
     issued and outstanding at
     December 31, 1997-1,860,000 shs                   $1,860
     December 31, 1997-8,860,000 shs       $1,860

     Accumulated loss                      -3,410      -2,310      -1,488
                                           ------      ------      ------

     TOTAL STOCKHOLDERS' EQUITY            $ -1,550 $    -450      $  372
                                           ------      ------      ------

     STOCKHOLDERS' EQUITY                  $    0      $    0      $  372
                                           ------      ------      ------


          See accompanying notes to financial statements & audit report

                             LOTUS ENTERPRISES, INC.
                          (A Development Stage Company)


                             STATEMENT OF OPERATIONS

                                 Year         Year         Year      Jan 6, 1993
                                 Ended        Ended        Ended     (inception)
                                Dec. 31,     Dec. 31,     Dec. 31,    Dec. 31,
                                 1998         1997         1996          1998
                               ----------   ----------   ----------   ----------
INCOME:
    Revenue                    $        0            0            0            0
                               ----------   ----------   ----------   ----------

EXPENSES:
    General and
    Administrative             $    1,100   $      450   $        0   $    1,550
    Amortization                        0          372          372        1,860
                               ----------   ----------   ----------   ----------

            Total Expenses     $    1,100   $      822          372        3,410
                               ----------   ----------   ----------   ----------

Net Profit/Loss (-)               $-1,100       $- 822   $    - 372   $   -3,410
                               ==========   ==========   ==========   ==========

Net Profit/Loss (-)
per weighted
share (Note 1)                    $-.0006      $-.0004      $-.0002   $   -.0018
                               ==========   ==========   ==========   ==========

Weighted average
shares outstanding              1,860,000    1,860,000    1,860,000    1,860,000
                               ==========   ==========   ==========   ==========


         See accompanying notes to financial statements & audit report

                             LOTUS ENTERPRISES, INC.
                          (A Development Stage Company)


                       STATEMENT OF' STOCKHOLDERS' EQUITY



                                Common Stock         Additional       Accumu-
                          -----------------------     Paid-in          lated
                            Shares         Amount     Capital         Deficit
                          ---------      --------    ----------       --------


Balance,
December 31, 1995            18,600      $  1,860     $      0        $ -1,116

Net loss year ended
December 31, 1996                                                         -372
                          ---------      --------     --------        --------

Balance,
December 31, 1996            18,600      $  1,860     $      0        $ -1,488

December 17, 1997
Changed from no par
value to par value
of $.00l                                   -1,841       +1,841

December 17, 1997
forward stock split
      100:1               1,841,400        +1,841       -1,84l

Net loss year ended
December 31, 1997                                                         -822
                          ---------      --------     --------        --------
Balance,
December 31, 1997         1,860,000      $  1,860     $      0        $ -2,310

Net loss year ended
December 31, 1998                                                       -1,100
                          ---------      --------     --------        --------


Balance,
December 31, 1998         1,860,000      $  1,860     $      0        $ -3,410
                          =========      ========     ========        ========



             See accompanying notes to financial statements & audit report

                             LOTUS ENTERPRISES1 INC.
                          (A Development stage Company)


                             STATEMENT OF CASH FLOWS


                                       Year       Year     Year     Jan. 6,1993
                                       Ended     Ended     Ended    (inception)
                                     Dec. 31,   Dec. 31,  Dec. 31,    Dec. 31,
                                       1998      1997       1996        1998
                                     --------   -------   -------   -----------

Cash Flows from
Operating Activities;
Net Loss                             $-1,100    $  -822   $  -372     $-3,410
AdjuStment to
reconcile net loss to net cash
provided by operating activities
Amortization                               0       +372      +372      +1,860

Changes in assets and
liabilities:
organization Costs                                                     -1,860
Increase in current
liabilities:                          +1,100       +450         0      +1,550
                                      ------     ------    ------      ------

Neb cash used in
operating activities                 $     0     $    0    $    0     $-1,860

Cash Flows from
investing activities                       0          0         0           0

Cash Flows from
Financing Activities:
Issuance of common
Stock                                      0          0         0      +1,860
                                      ------     ------    ------      ------

Net increase (decrease)
in cash                              $     0     $    0    $    0      $    0

Cash, beginning of
period                                     0          0         0           0
                                      ------     ------    ------      ------
Cash, end of period                  $     0     $    0    $    0      $    0
                                      ======     ======    ======      ======


          See accompanying notes to financial statements & audit report

                             LOTUS ENTERPRISES, INC.
                         (A Development Stage Company)


                          NOTES TO FINANCIAL STATEMENTS
           December 31, 1998, December 31, 1997, and December 31, l$96


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized January 6, 1993, under the laws of the State of Nevada, as Lotus Enterprises, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On February 1, 1993, the company issued 18,600 shares of its no par value common stock for $ 1,860.00

     On December 17, 1997, the State of Nevada approved the restated Articles of Incorporation, which changed the no par value common shares to a par value of $.00l. Also, the Company increased it's capitalization from 25,000 common shares to 25,000,000 common shares.

     On December 17, 1997, the Company approved a forward stock split on the basis of 100:1 thus increasing the outstanding common stock from 18,600 shares to 1,860,000 shares.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1. The Company uses the accrual method of accounting.

     2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     4. Organization costs of $ 1,860.00 are being amortized over a 60 month period commencing January 6, 1993, to January 5, 1998.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                             LOTUS ENTERPRISES, INC.
                          (A Development Stage Company)


                      NOTES TO FINANCIAL STATEMENTS (Con't)
           December 31, 1998, December 31, 1997, and December 31, 1996


NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

NOTE 6 - SUBSEQUENT EVENTS (UNAUDITED)

     On January 5, 1999, a new Board of Directors took over the Company.

     On April 6, 1999, the state of Nevada approved the restated Articles of Incorporation, which increased it's capitalization from 25,000,000 common shares to 50,000,000 common shares.

     On April 6, 1999, the Company changed its name to ClubCharlie. com, Inc.

     On April 16, 1999, the Company issued 2,000,000 shares of its common stock to the three board meters for services valued at $2,000.00.